So
3/3/03

03002340

UF 3-3-03

UNITED STATES
____ AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 28 2003
WASH. D.C. 153 SECTION

SEC FILE NUMBER
8- 52122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WesCorp Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

924 Overland Court
(No. and Street)

San Dimas, (City) CA (State) 91773 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd M. Lane (909) 394-6431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000, Los Angeles, CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Todd Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WesCorp Investment Services, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operating Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditors' Report on Internal control.

X (p) Notes to Financial statements

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On February 20, 2003, before me, Marjory A. Thornburg, Notary Public,

personally appeared Todd Lane,

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name(s) ~~is/are~~ subscribe to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

MARJORY A. THORNBURG
Commission # 1310828
Notary Public - California
Los Angeles County
My Comm. Expires Jul 25, 2005

WITNESS my hand and official seal.

Marjory A. Thornburg

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal of this form to another document

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: None Number of Pages: 2

Signer(s) Other than Named Above: None

Capacity(ies) Claimed by Signer

Signer's Name: Todd Lane

☐ Individual
☒ Corporate Officer —Title(s): Financial Operating Principal
☐ Partner—☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer is Representing: WesCorp Investment Services, LLC

RIGHT THUMBPRINT OF SIGNER

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WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Index

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Member
WesCorp Investment Services, LLC:

We have audited the accompanying statements of financial condition of WesCorp Investment Services, LLC (a wholly owned subsidiary of Western Corporate Federal Credit Union) as of December 31, 2002 and 2001 and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WesCorp Investment Services, LLC as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

February 10, 2003

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Statements of Financial Condition

December 31, 2002 and 2001

Assets		2002	2001
Cash and cash equivalents	$	957,655	409,053
U.S. Treasury note, at fair value		—	700,437
Interest receivable		—	1,843
Accounts receivable		51,583	25,180
Total assets	$	1,009,238	1,136,513
Liabilities and Member's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	9,802	—
Total liabilities		9,802	—
Member's equity		999,436	1,136,513
Total liabilities and member's equity	$	1,009,238	1,136,513

See accompanying notes to financial statements.

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Statements of Operations

Years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Interest income	$	17,580	46,790
Trade commission		243,520	172,794
Advisory fees		139,344	53,125
Underwriting income		177,204	—
Investment loss		(9,571)	(16,631)
Total revenues		568,077	256,078
Expenses:			
Management fee		690,000	780,000
Professional and outside services		12,607	17,082
Other		2,547	999
Total expenses		705,154	798,081
Net loss	$	(137,077)	(542,003)

See accompanying notes to financial statements.

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Statements of Changes in Member's Equity

Years ended December 31, 2002 and 2001

Balance at January 1, 2001	$	1,678,516
Net loss		(542,003)
Balance at December 31, 2001		1,136,513
Net loss		(137,077)
Balance at December 31, 2002	$	999,436

See accompanying notes to financial statements.

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net loss	$	(137,077)	(542,003)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Amortization of discount		383	(6,806)
Net change in fair value of trading securities		—	(1,334)
Purchase of trading securities		(14,028,758)	(698,797)
Proceeds from sale/maturity of trading securities		14,685,078	1,000,000
Decrease (increase) in accrued income receivable		1,843	(1,843)
Increase in accounts receivable		(26,403)	(25,180)
Decrease in amount due to member		—	(19,816)
Increase in accounts payable and accrued expenses		9,802	—
Proceeds from principal payment on trading securities		43,734	—
Net cash provided by (used in) operating activities		548,602	(295,779)
Net increase (decrease) in cash and cash equivalents		548,602	(295,779)
Cash and cash equivalents at beginning of year		409,053	704,832
Cash and cash equivalents at end of year	$	957,655	409,053

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

WesCorp Investment Services, LLC (the Company) is a limited liability company that was established in 1999 to provide institutional broker/dealer services to credit unions. The Company is a wholly owned subsidiary of Western Corporate Federal Credit Union (WesCorp). The Company earns commission on the sale of fixed income securities, provides investment advisory services, and earns income on underwriting services. The Company has contracted with Bank of New York Clearing Services LLC to act as the Company's clearing agent. The Company obtained approval from the National Association of Securities Dealers, Inc. and began its operations as a registered broker/dealer in March 2000.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is therefore, exempt from the provisions of the Rule 15c3-3 of the Securities and Exchange Commission.

(b) Basis of Presentation

The financial statements have been prepared using the accrual basis of accounting.

(c) Revenue Recognition

Trade commission and investment income is recorded on a trade-date basis as security transactions occur. Advisory fees are recognized on a quarterly basis over the life of the advisory contract. Underwriting income is recognized at the time of sale of the specific underwritten security.

(d) Income Taxes

The Company is not a tax paying entity for federal income tax purposes as a limited liability company is treated like a partnership for tax reporting. The Company files a California limited liability company return and, as a result of its status as a limited liability company, is required to pay franchise taxes of $800 and certain additional fees based on gross revenue.

(e) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include deposits with financial institutions with an original maturity of three months or less, as well as investments in money market funds which are readily convertible to cash.

(f) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These affect the reported amounts of assets, liabilities, and the amount of any contingent assets or liabilities disclosed in the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the estimates made.

(Continued)

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Notes to Financial Statements

December 31, 2002 and 2001

(2) Net Capital and Reserve Requirements

The Company is required to maintain minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness, as defined by Rule 15c3-1 of the Securities and Exchange Commission. At December 31, 2002, the Company had net capital of $920,298, which was $820,298 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.01 to 1.

(3) Related Party Transaction

The Company entered into a management service contract with WesCorp in January 2000 to support its operations. The contract is renewable in successive one-year periods and is cancelable by either party with at least 30 days notice. In 2002 and 2001, the Company was obligated to pay an annual fee of $690,000 and $780,000, respectively, under the contract to cover all overhead-related costs incurred by WesCorp on behalf of the Company.

(4) Commitments and Contingent Liabilities

In the normal course of business, the Company is involved in the execution, settlement, and financing of various securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

Schedule

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:		
Total member's equity	$	999,436
Deduct:		
Total nonallowable assets		76,957
Total deductions from member's equity		76,957
		922,479
Net capital before haircuts on securities positions		
Haircuts on securities:		
Money market		2,181
Total haircuts of securities		2,181
Net capital		920,298
Less net capital requirement, the greater of 1/15 of aggregate indebtedness or $100,000		—
Minimum dollar requirement		100,000
Net capital in excess of requirement	$	820,298

Note: The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2002, computed by WesCorp Investment Services, LLC in its Form X-17a-5, Part II filed with NASD Regulation, Inc. on January 27, 2003, does not differ from the above computation, which is based on the audited financial statements.

See accompanying independent auditors' report.

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

The Members
WesCorp Investment Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of WesCorp Investment Services, LLC, (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 10, 2003